UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LPath Inc.

(Name of Issuer)

Common Stock

$.001 par value

(Title of Class of Securities)

548910 10 8

(CUSIP Number)

Jeffrey A. Welikson

Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas, 5th Floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548910 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,947,325[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,947,325[1]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,947,325[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%[2]

14.	Type of Reporting Person (See Instructions) HC/CO

1                     Excludes warrants to purchase 2,431,563 shares because the terms of the warrant contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2                     Based on 39,471,266 shares of Common Stock outstanding at April 9, 2007.

CUSIP No. 548910 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,947,325[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,947,325[1]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,947,325[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%[2]

14.	Type of Reporting Person (See Instructions) CO

1                     Excludes warrants to purchase 2,431,563 shares because the terms of the warrant contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2                     Based on 39,471,266 shares of Common Stock outstanding at April 9, 2007.

CUSIP No. 548910 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB I Group Inc. 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,947,325[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,947,325[1]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,947,325[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%[2]

14.	Type of Reporting Person (See Instructions) CO

1                     Excludes warrants to purchase 2,431,563 shares because the terms of the warrant contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2                     Based on 39,471,266 shares of Common Stock outstanding at April 9, 2007.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Lpath, Inc., a Nevada corporation (“Lpath”).  The address of the principal executive offices of Lpath is 6335 Ferris Square, Suite A, San Diego, CA 92121.

Item 2.	Identity and Background

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”),
745 Seventh Avenue
New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients.  Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”),
745 Seventh Avenue
New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent Company of LB I Group Inc.

LB I Group Inc., a Delaware corporation (“LB I Group”)
745 Seventh Avenue
New York, New York 10019

LB I Group is a wholly-owned subsidiary of LBI.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of  the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Working capital on hand of LB I Group Inc.

Item 4.	Purpose of Transaction

The subject shares and warrants were purchased as part of a private placement financing by the Issuer to recapitalize the Issuer. LB I Group is the largest single investor in such financing, but was one of approximately 37 investors in such financing. LB I Group negotiated for the right to designate one director of the Issuer so long as LB I Group continued to hold at least 25% of the number of shares of common stock originally purchased in the private placement. The initial designee of LB I Group is Jeffrey Ferrell, a senior vice president of LB I Group. In addition, LB I Group required the Issuer, as a condition to closing, to amend its bylaws to provide that any action which could be taken by the Issuer’s stockholders pursuant to Nevada law could be effected by the written consent of the holders of a majority of the Issuer’s issued and outstanding common stock. Previously, the provision governing written consents required the unanimous written consent of all stockholders. Except for the designation of one director described immediately above, and the appointment of Roger Sabaddini, the Issuer’s chief scientific officer, as a director effective immediately after the closing of the financing, the Reporting Persons have no present intention of effecting any further changes in the Issuer’s board of directors.  Mr. Sabaddini is not affiliated with the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
(a)

See Items 11 and 13 of the cover page for each Reporting Persons.

LB I Group is the actual owner of the 6,947,325 shares of Common Stock and 2,431,563 warrants reported herein.  The terms of the warrant contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock and are therefore, as of the date of this Schedule 13D, not exercisable .

Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock and warrants owned by LB I Group.

	(b)	See Items 7 through 9 of the cover page for each Reporting Person .
	(c)	Not Applicable.
(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each investor in the private placement, including the Reporting Persons, was required to agree to vote all of their respective shares of common stock in favor of Issuer proposals with respect to (a) the increase of the Issuer’s authorized common stock from 60,000,000 to not less than 100,000,000 shares, and (b) approval of an increase in the number of options authorized to be granted under the Issuer’s 2005 Stock Option/Stock Issuance Plan up to the lesser of either (i) 10,390,000 shares of common stock or (ii) 15% of the Company’s capital stock as calculated on a fully diluted, as converted basis, and assuming the completion of the Second Closing as defined in the Securities Purchase Agreement filed as Exhibit 1 hereto.  Other than the Reporting Persons’ right to designate one director as described in

Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Securities Purchase Agreement dated April 6, 2007 among Lpath, Inc. and the investors signatory thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Senior Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators.  Lehman Brothers routinely cooperates freely with such investigations.  The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business.  Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case.  All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Senior Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Name: Barrett S. DiPaolo
Title: Authorized Signatory

Appendix A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline Plc	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME	BUSINESS ADDRESS

Edward S. Grieb	745 Seventh Avenue New York, NY 10019

Christopher M. O’Meara	745 Seventh Avenue New York, NY 10019

EXECUTIVE OFFICERS

NAME	BUSINESS ADDRESS

Rick M. Rieder	745 Seventh Avenue
Managing Director	New York, NY 10019

Dexter E. Senft	745 Seventh Avenue
Managing Director	New York, NY 10019

Micheal I. Brill	745 Seventh Avenue
Managing Director	New York, NY 10019

Thomas Banahan	745 Seventh Avenue
Managing Director	New York, NY 10019

Shannon M. Bass	745 Seventh Avenue
New York, NY 10019

Brian P. Wade	745 Seventh Avenue
Managing Director	New York, NY 10019

Paul H. Tice	745 Seventh Avenue
Managing Director	New York, NY 10019

Jarett Wait	745 Seventh Avenue
Managing Director	New York, NY 10019

Michael J. Cannon	745 Seventh Avenue
Managing Director	New York, NY 10019

Goran V. Puljic	745 Seventh Avenue
Managing Director	New York, NY 10019

Paul H. Tice	745 Seventh Avenue
Managing Director	New York, NY 10019

Jeffrey S. Wecker	745 Seventh Avenue
Managing Director	New York, NY 10019
Steven L. Berkenfeld	745 Seventh Avenue
Managing Director	New York, NY 10019
Thomas E. Bernard	745 Seventh Avenue
Managing Director	New York, NY 10019
James R. Emmert	745 Seventh Avenue
Managing Director	New York, NY 10019
Edward S. Grieb	745 Seventh Avenue
Managing Director	New York, NY 10019
Robert G. Hedlund III	745 Seventh Avenue
Managing Director	New York, NY 10019
Ruth E. Horowitz	745 Seventh Avenue
Managing Director	New York, NY 10019
William J. Hughes	745 Seventh Avenue
Managing Director	New York, NY 10019
Alex Kirk	745 Seventh Avenue
Managing Director	New York, NY 10019
Henry Klein	745 Seventh Avenue
Managing Director	New York, NY 10019
William E. Lighten	745 Seventh Avenue
Managing Director	New York, NY 10019
Kurt A. Locher	745 Seventh Avenue
Managing Director	New York, NY 10019
Raymond C. Mikulich	745 Seventh Avenue
Managing Director	New York, NY 10019
Michael J. Odrich	745 Seventh Avenue
Managing Director	New York, NY 10019
Robert D. Redmond	745 Seventh Avenue
Managing Director	New York, NY 10019
James P. Seery	745 Seventh Avenue
Managing Director	New York, NY 10019
Mark A. Walsh	745 Seventh Avenue
Managing Director	New York, NY 10019
David S. Stonberg	745 Seventh Avenue
Managing Director	New York, NY 10019

Above individuals are citizens of the United States.